KWESST Announces Intention to Change Corporate Name At Opening of Expanded New Facility

Intention to change name from "KWESST Micro Systems Inc." to "DEFSEC Technologies Inc.," ticker symbol to change to DFSC, legal entity remains unchanged.

OTTAWA, ON - JUNE 25, 2025 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW; FSE: 62UA) ("KWESST" or the "Company") a leader in advanced tactical systems for the defense and public security market, announces that it intends to change its name to "DEFSEC Technologies Inc." at the opening of its expanded new facility at 80 Hines Road in Kanata North, Ottawa, Ontario. The proposed name change is subject to approval from the TSX Venture Exchange (the "TSXV"), and the completion of all applicable regulatory filings. Assuming the satisfaction of these requirements, the name change is expected to become effective on or around June 30, 2025 on both the TSXV and the Nasdaq Capital Market (the "Nasdaq"). DEFSEC Technologies Inc. will trade on the TSXV and the Nasdaq under the symbol "DFSC".

"We are very pleased to have adopted the name DEFSEC Technologies Inc.," said Sean Homuth, President and CEO.  DEFSEC is a much more obvious descriptor of what we do in the Defense and Public Security market, and we believe our customers, partners and employees will quickly find it an intuitive short-hand for the business we're in.  We also want to signify that we're a technology company, thus the additional term, "Technologies".

In attendance were more than 100 dignitaries and invited guests who had an opportunity to view a display of the Company's technologies and products for improved safety and survivability of soldiers and police, including:

  The Company's latest Battlefield Laser Detection System, with a first order received last week from a military systems integrator for a North American armored vehicle program, as announced on June 18, 2025.
  The ARWEN line of non-lethal products for safely neutralizing dangerous threats, with hundreds of lives saved, plus the new PARA "Mini" and "Micro" versions currently undergoing customer evaluation.
  Real-time situational awareness for the Canadian Forces, incorporating "Team Awareness Kit" ("TAK") used by U.S. military and Homeland Security agencies and now being adopted by other NATO countries.  This is the primary focus of strategic, multi-year contracts for the Canadian Department of National Defence worth up to $75M through 2028 with our industry partners Thales and Akkodis, with follow-on option years.
  The Company's "Lightning" version of the military grade situational awareness capability, adapted for the public security market incorporating TAK plus rapid incident-ready features under a SaaS model, meaning no need to buy hardware or software - ready to go on any smart device for an affordable monthly subscription fee.

"The opening of our new facility today is a milestone in the growth of our Company," said Homuth.  It's more than twice the size of our previous location and will accommodate the rapid growth we're experiencing."

No further action is required by shareholders with respect to the name change. There is no change in the share capital of the Company. The new CUSIP number for the common shares of the Company (the "Common Shares") is 244778106 and the new ISIN number is CA2447781063. Certificates representing the Common Shares will not be affected by the name and will not need to be exchanged. No consolidation of capital occurred in connection with the name change.

The Company's listed common share purchase warrants (each a "Warrant") will also commence trading under the trading symbol "DFSC.WT.U" on the TSXV in the case of TSXV listed Warrants and the trading symbol "DFSCW" on the Nasdaq in the case of Nasdaq listed Warrants. The new CUSIP number for the TSXV listed Warrants of the Company is 244778114 and the new ISIN number is CA2447781147. The CUSIP number for the Nasdaq listed Warrants will not change and remains 501506133.

For further information, please contact:

Sean Homuth, President and Chief Executive Officer

homuth@defsectec.com

David Luxton, Chairman

luxton@defsectec.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@defsectec.com

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary non-lethal product line branded PARA OPSTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This press release includes certain statements that may be deemed "forward-looking statements" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include: regulatory approvals, implementation challenges, market acceptance, potential legal or financial implications, and other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.